Filed by McKinley Acquisition Corporation
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: McKinley Acquisition Corporation
Commission File No. 001-42799

Space-Eyes Announces Four Distinguished Appointments to Post-Combination Board of Directors Reflecting Deep National Security, Intelligence, Defense and Global Capital Markets Expertise

Appointments enhance governance and strategic oversight as Space-Eyes prepares to operate as a publicly traded company following proposed business combination with McKinley Acquisition Corp.

Highlights:

●	Accomplished and respected leaders expected to join the post-combination board brings decades of experience across defense, intelligence, academia, aerospace manufacturing, and global finance.

●	Deep national-security and operational expertise led by former U.S. Army Lieutenant Colonel and Delta Force officer James Reese.

●	World-class strategy and innovation leadership through Wharton School professor and renowned management scholar Harbir Singh.

●	Proven space and defense industrial-base, production-scale, and M&A experience from aerospace entrepreneur, former AAE Aerospace owner, and publicly traded Karman Space & Defense co-founder Norm Christensen.

●	Extensive capital-markets, M&A, and public-company expertise from former Morgan Stanley Worldwide Investment Banking head and Perella Weinberg founding partner Terry Meguid.

●	Positions Space-Eyes to accelerate growth across AI-powered geospatial intelligence, counter-UAS, defense, security, and space-based applications.

Miami, Florida, August 21, 2026 – Space-Eyes, Inc. (“Space-Eyes”), a provider of AI-driven geospatial intelligence and counter-unmanned aerial systems, today announced that retired U.S. Army Lieutenant Colonel Jim Reese, Professor Harbir Singh, aerospace and defense entrepreneur Norm Christensen, and global investment-banking executive Terry Meguid are each expected to join the Board of Directors of the combined company upon completion of Space-Eyes’ previously announced business combination with McKinley Acquisition Corp. (Nasdaq: MKLY) (“McKinley”).

The appointments are intended to strengthen the company’s governance and strategic capabilities as it prepares to operate as a public company and accelerate growth across defense, security, geospatial intelligence, and space-based applications. Together, the four directors bring expertise spanning military operations, intelligence integration, strategic leadership, innovation, mergers and acquisitions, defense manufacturing, supply chains, capital markets, corporate finance, and global business development.

“As Space-Eyes enters its next stage of growth, we are assembling a board that reflects the breadth of capabilities required to build a leading defense and intelligence technology company,” said Capt. Jatin Bains, founder and CEO of Space-Eyes. “Jim Reese brings unmatched operational and mission experience, Professor Harbir Singh contributes world-class expertise in strategy and innovation, Norm Christensen adds deep knowledge of defense manufacturing and production scale, and Terry Meguid provides decades of leadership in global finance, capital markets and corporate strategy. Together, their perspectives will help us translate technology leadership into sustainable growth, operational excellence and long-term value creation.”

Operational and National Security Expertise

James Reese served 25 years in the U.S. Army, including assignments in the 75th Ranger Regiment and the U.S. Army special mission unit commonly known as Delta Force. His career included contingency operations in the Balkans and Colombia and combat deployments in Afghanistan and Iraq. Following the September 11 attacks, Reese served as lead adviser for Special Operations to the Director of the Central Intelligence Agency and later advised on the integration of Joint Special Operations Command capabilities during the Iraq campaign. Following military service, he held senior corporate security leadership roles and founded TigerSwan, a global security and stability consultancy.

Reese’s experience is expected to support Space-Eyes’ continued expansion of its CATE AI platform and strengthen engagement with defense, intelligence and critical-infrastructure customers.

“Technology becomes strategically important when it improves decisions and produces operational advantage,” said Reese. “Space-Eyes is building an integrated intelligence layer designed for exactly that purpose. I look forward to helping the company translate its technical capabilities into reliable tools for the people responsible for protecting missions, infrastructure and lives.”

Strategic Leadership and Innovation Expertise

Professor Harbir Singh is the Mack Professor of Management at the Wharton School of the University of Pennsylvania, co-director of the Mack Institute for Innovation Management, and faculty director of the Huntsman Program in International Studies and Business. His research has focused on strategic leadership, innovation, alliances, acquisitions and sustainable competitive advantage.

His expertise is expected to help Space-Eyes scale its common AI technology foundation, strengthen strategic partnerships, evaluate acquisition opportunities and support disciplined long-term growth.

“Space-Eyes has developed a common technology foundation with the potential to support multiple products, customers and operating environments,” said Professor Singh. “The strategic challenge is to turn that platform advantage into durable capabilities and focused growth. I look forward to working with the board and management team as the company enters its next phase.”

Defense Manufacturing and Industrial Scale Expertise

Norm Christensen is the former owner of AAE Aerospace, a manufacturer of advanced high-temperature composite structures and materials used in missile, interceptor, hypersonic and space applications. AAE produced components including heat shields, rocket motor nozzles, nose cones and filament-wound structures for mission-critical aerospace systems before its acquisition by Karman Space & Defense in 2021.

Christensen’s experience building and scaling a specialized supplier in the defense industrial base is expected to help guide Space-Eyes’ approach to production readiness, quality systems, customer qualification, strategic partnerships and supply-chain management.

“The strongest defense technology businesses unite technical differentiation with repeatable execution,” said Christensen. “Space-Eyes has developed a flexible intelligence platform that can work across sensors and mission sets. I look forward to helping the company build the operating discipline and strategic relationships required to deliver at scale.”

Global Finance and Capital Markets Expertise

Terry Meguid was most recently a senior adviser to Perella Weinberg Partners, where he was a founding partner and co-head of the firm’s asset-management business. Prior to co-founding Perella Weinberg Partners, Meguid spent 25 years at Morgan Stanley, where he served as head of Worldwide Investment Banking and a member of the firm’s Management Committee. His experience spans capital markets, mergers and acquisitions, corporate finance, private equity and international business development.

Meguid’s experience is expected to support capital allocation, governance, strategic partnerships, potential acquisitions and international market expansion as Space-Eyes scales its business and prepares for public-company operations.

“Space-Eyes operates at the intersection of national security, artificial intelligence, autonomous systems and persistent situational awareness,” said Meguid. “That combination creates a significant opportunity, but also demands disciplined capital allocation and sound governance. I look forward to helping the company build durable value while remaining focused on its mission and customers.”

Transaction Context

On July 31, 2026, Space-Eyes and McKinley announced that they had entered into a definitive business combination agreement. The proposed transaction implies a pro forma equity value of $638 million and an enterprise value of $370 million, assuming no redemptions from McKinley’s trust account and receipt of the initial $5 million tranche of the private investment in public equity financing. McKinley holds approximately $176.7 million in its trust account, and the parties have sourced up to $75 million in PIPE financing, in each case subject to the terms and conditions of the transaction documents. The transaction is expected to close in the fourth quarter of 2026, subject to customary closing conditions, including regulatory and shareholder approvals. Upon closing, the combined company is expected to retain the Space-Eyes name and list its common stock on Nasdaq under the ticker symbol CUAS, subject to Nasdaq approval.

About Space-Eyes

Space-Eyes is a U.S. geospatial intelligence and technology company delivering space-driven awareness for high-stakes environments through advanced analytics and multi-sensor integration. The company develops data-driven systems that prioritize accuracy, integrity and operational usefulness to support decision-makers. Its work spans maritime operations, disaster monitoring, and defense and security missions. With continued investment in analytics, sensor fusion and space-layer infrastructure, Space-Eyes is building intelligence systems designed for scale, reliability and mission impact.

About McKinley Acquisition Corp.

McKinley Acquisition Corp. is a special purpose acquisition company incorporated as a Cayman Islands exempted company and formed for the purpose of effecting a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses.

Additional Information and Where to Find It

In connection with the proposed business combination, McKinley and Space-Eyes intend to prepare and file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4, which will include a proxy statement/prospectus. When available, McKinley will mail a definitive proxy statement/prospectus and other relevant documents to its shareholders. This communication is not a substitute for the registration statement, the proxy statement/prospectus or any other document that McKinley or Space-Eyes may file with the SEC or send to shareholders in connection with the proposed business combination. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of these documents through the SEC website at www.sec.gov. Copies may also be obtained by directing a written request to McKinley Acquisition Corp., 75 Second Ave., Suite 605, Needham, MA 02494.

Additional Information and Where to Find It

In connection with the proposed business combination, McKinley and Space-Eyes have prepared and filed with the U.S. Securities and Exchange Commission (the "SEC") a registration statement on Form S-4, which includes a preliminary proxy statement/prospectus. When available, McKinley will mail a definitive proxy statement/prospectus and other relevant documents to its shareholders. This communication is not a substitute for the registration statement, the proxy statement/prospectus or any other document that McKinley or Space-Eyes may file with the SEC or send to shareholders in connection with the proposed business combination. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of these documents through the SEC website at www.sec.gov. Copies may also be obtained by directing a written request to McKinley Acquisition Corp., 75 Second Ave., Suite 605, Needham, MA 02494.

Participants in the Solicitation

McKinley, Space-Eyes and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies from McKinley shareholders in connection with the proposed business combination. Information regarding the persons who may, under SEC rules, be deemed participants and their interests in the proposed business combination will be set forth in the registration statement and proxy statement/prospectus when filed with the SEC.

No Offer or Solicitation

This communication does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful before registration or qualification under the securities laws of that jurisdiction.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of applicable securities laws. Forward-looking statements include, among other things, statements regarding the expected appointment of the director named in this release; the completion, timing and anticipated benefits of the proposed business combination; the expected Nasdaq listing and ticker symbol; access to transaction proceeds; Space-Eyes’ strategy, products, technology, customer deployments, contracts, growth plans and expansion into additional markets and applications; and the combined company’s ability to operate successfully as a public company. Words such as “anticipate,” “believe,” “expect,” “intend,” “may,” “plan,” “project,” “should,” “will” and similar expressions identify forward-looking statements, although not all forward-looking statements contain these words. These statements are based on current expectations and assumptions and are subject to risks and uncertainties that could cause actual results to differ materially, including the failure to satisfy closing conditions; shareholder redemptions; the availability and terms of financing; failure to obtain regulatory, shareholder or Nasdaq approvals; changes to the transaction structure; costs and disruption associated with the transaction; the ability to retain customers, employees and partners; competition; delays in technology development or deployment; performance of third-party sensors and suppliers; contract timing and funding; cybersecurity, privacy, export-control and other regulatory risks; and the other risks described in the registration statement and in McKinley’s other filings with the SEC. Forward-looking statements are not guarantees of future performance and speak only as of the date of this release. Except as required by law, McKinley and Space-Eyes undertake no obligation to update any forward-looking statement.

Investor Relations / Media Relations Contact:

Alpha IR Group/Alpha Advisory Group

CUAS@alpha-ir.com

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